SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(b)

AND AMENDMENTS FILED THERETO FILED PURSUANT TO RULE 13D-2(b)

Under the Securities Exchange Act of 1934

(Amendment No.              )*

  Nutri System Inc.

(Name of Issuer)

Common Stock

(Title of Classes of Securities)

67069D108

(CUSIP Numbers)

May 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)
Rule 13d-1(c)
Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.67069D108

1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Invesco Ltd. IRS #980557567

AIM Funds Management Inc.

Invesco National Trust Company

Invesco PowerShares Capital Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Invesco Ltd.-Bermunda AIM Funds Management Inc.- CA Invesco National Trust Company -US Invesco PowerShares Capital Management LLC -US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER AIM Funds Management Inc. – 3,060,800 Invesco PowerShares Capital Management LLC – 2,571
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER AIM Funds Management Inc. – 3,060,800 Invesco National Trust Company - 95 Invesco PowerShares Capital Management LLC – 2,571
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,063,466
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.03%
12	TYPE OF REPORTING PERSON* IA, HC. See Items 2 and 3 of this statement

Item 1(a).  Name of Issuer:

Nutri System, Inc

(b).  Address of Issuer’s Principal Executive Offices:

300 Welsh Road Building 1, Suite 100 Horsham, PA 19044

Item 2(a)  Name of Person Filing:

Invesco Ltd.

In accordance with Securities and Exchange Commission Release

No. 34-39538 (January 12, 1998), this statement on Schedule

13G or amendment thereto is being filed by Invesco Ltd.

("Invesco"), a Bermuda Company, on behalf of itself and its

subsidiaries listed in Item 4 of the cover of this statement.

Invesco through such subsidiaries provides investment

management services to institutional and individual investors worldwide.

Executive officers and directors of Invesco or its

subsidiaries may beneficially own shares of the securities of the issuer to which this statement relates (the "Shares"), and such Shares are not reported in this statement. Invesco and

its subsidiaries disclaim beneficial ownership of Shares

beneficially owned by any of their executive officers and

directors. Each of Invesco’s direct and indirect subsidiaries also disclaim beneficial ownership of Shares beneficially

owned by Invesco and any other subsidiary.

(b).  Address of Principal Business Office or, if none, residence of filing person:

1360 Peachtree Street NE; Atlanta, GA 30309; United States

(c).  Citizenship of filing person:

See the response to Item 2(a) of this statement

(d).  Title of Classes of Securities:

Common Stock .0 01 par value per share

(e).  CUSIP Numbers:

67069D108

Item 3. If this statement is filed pursuant to ss240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(e) ☒ An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E)

(g) ☒ A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)

As noted in Item 2 above, Invesco is making this filing on

behalf of its subsidiaries listed herein. Each of these

entities is either an investment adviser registered with the

United States Securities and Exchange Commission under Section 203 of the Investment Advisers Act of 1940, as amended, or under similar laws of other jurisdictions. Invesco is a holding

company.

Item 4.  Ownership:

Please see responses to Items 5-8 on the cover of this

statement, which are incorporated herein by reference.

Item 5.  Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being

reported on By the Parent Holding Company:

Please see Item 3 of this statement, which is incorporated herein by reference.

Item 8.  Identification and Classification of Members of the Group:

N/A

Item 9.  Notice of Dissolution of a Group:

N/A

Item 10.  Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not

acquired and are not held for the purpose of or with the

effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in

connection with or as a participant in any transaction having that purpose or effect.

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this

statement is true, complete and correct.

06/10/2008

Date

Invesco Ltd.

By: /s/ Lisa Brinkley Lisa Brinkley Global Compliance Director

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(l) under the Securities Exchange Act of 1934,

as amended, the undersigned hereby agree to the joint filing of the attached

Schedule 13G, and any and all amendments thereto, and expressly authorize

Invesco Ltd., as the ultimate parent company of each of its undersigned subsidiaries, to file such Schedule 13G, and any and all amendments thereto, on behalf of each of them.

Dated: June 9, 2008

Invesco Ltd.

By:   /s/ Lisa Brinkley

         Name: Lisa Brinkley

         Title: Global Compliance Director

Invesco Aim Advisors, Inc.

By:   /s/ Todd L. Spillane

         Name: Todd L. Spillane

         Title: Chief Compliance Officer

Invesco Aim Capital Management, Inc.

By:   /s/ Todd L. Spillane

         Name: Todd L. Spillane

         Title: Chief Compliance Officer

AIM Funds Management, Inc.

By:   /s/ Wayne Bolton

         Name: Wayne Bolton

         Title: Vice President, Compliance & Chief Compliance Officer

Invesco Aim Private Asset Management, Inc.

By:   /s/ Todd L. Spillane

         Name: Todd L. Spillane

         Title: Chief Compliance Officer

Invesco National Trust Company

By:   /s/ Kevin Lyman

         Name: Kevin Lyman

         Title: Assistant General Counsel

Invesco Hong Kong Limited

By:  /s/ Asha Balachandra

        Name: Asha Balachandra

        Title: Reg. Head of Legal AP

Invesco Asset Management Deutschland GmbH

By:  /s/ Stephanie Ehrenfried

        Name: Stephanie Ehrenfried

        Title: Head of Legal CE

Invesco Asset Management Limited

By:  /s/ Nick Styman

        Name: Nick Styman

        Title: Director of European Compliance

Invesco Asset Management S.A.

By:  /s/ Patrick Riviere

       Name: Patrick Riviere

       Title: Chief Regional Officer

Invesco Asset Management Oesterreich GmbH

By:  /s/ Thomas Kraus

        Name: Thomas Kraus

        Title: Head of Sales

Invesco Global Asset Management (N.A.), Inc.

By:  /s/ Jeffrey Kupor

        Name: Jeffrey Kupor

        Title: Head of Legal WW Institutional

Invesco GT Management Company S.A.

By:  /s/ Nick Styman

        Name: Nick Styman

        Title: Director of European Compliance

Invesco Institutional (N.A.), Inc.

By:  /s/ Jeffrey Kupor

        Name: Jeffrey Kupor

        Title: Head of Legal WW Institutional

Invesco Management S.A.

By:  /s/ Alain Gerbaldi

        Name: Alain Gerbaldi

        Title: Head of Performance Measurement & Risk Analysis

Invesco Maximum Income Management S.A.

By:  /s/ Alain Gerbaldi

        Name: Alain Gerbaldi

        Title: Head of Performance Measurement & Risk Analysis

Invesco Private Capital, Inc.

By:  /s/ Jeffrey Kupor

       Name: Jeffrey Kupor

       Title: Head of Legal WW Institutional

Invesco Senior Secured Management, Inc.

By:  /s/ Jeffrey Kupor

        Name: Jeffrey Kupor

        Title: Head of Legal WW Institutional

Invesco Taiwan Limited

By:  /s/ Asha Balachandra

        Name: Asha Balachandra

        Title: Reg. Head of Legal, AP

Invesco Asset Management (Japan) Limited

By:  /s/ Asha Balachandra

        Name: Asha Balachandra

        Title: Reg. Head of Legal, AP

Invesco Asset Management Ireland Limited

By:  /s/ Alain Gerbaldi

        Name: Alain Gerbaldi

        Title: Head of Performance Measurement & Risk Analysis

Invesco Kapitalanlagegesellschaft mbH

By:  /s/ Stephanie Ehrenfried

        Name: Stephanie Ehrenfried

        Title: Head of Legal CE

Invesco PowerShares Capital Management LLC

By:  /s/ Kevin Gustafson

        Name: Kevin Gustafson

        Title: General Counsel, COO & CCO

Stein Roe Investment Counsel, Inc.

By:  /s/ Greg Campbell

        Name: Greg Campbell

        Title: General Counsel